                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                             --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 5) /1/


                                   DDi Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  233162 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Ann Marie Viglione, Controller
                          Two Copley Place, 7th Flr.
                          Boston, Massachusetts 02116
                                (617) 572-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 15, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

----------------------

     /1/ The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 233162 10 6                                     PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bain Capital Fund V, L.P. ("Fund V")
      EIN No.: 04-3290093

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            870,270 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             870,270 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      870,270 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 233162 10 6                                     PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bain Capital Fund V-B, L.P. ("Fund V-B")
      EIN No.: 04-3290775

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,275,116 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,275,116 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,275,116 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 233162 10 6                                     PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCIP Associates ("BCIP")
      EIN No.: 04-3109427

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            780,844 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             780,844 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      780,844 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 233162 10 6                                     PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCIP Trust Associates, L.P. ("BCIP Trust")
      EIN No.: 04-3109428

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            340,447 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             340,447 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      340,447 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Unless set forth below, all previously reported Items are unchanged.


Item 2.   IDENTITY AND BACKGROUND.

  (a) This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, "Reporting Persons"): (1) Bain Capital Fund V, L.P., a Delaware limited partnership ("Fund V"), (2) Bain Capital Fund V-B, L.P., a Delaware limited partnership ("Fund V-B"), (3) BCIP Associates, a Delaware general partnership ("BCIP") and (4) BCIP Trust Associates, L.P., a Delaware limited partnership ("BCIP Trust").

Bain Capital Partners V, L.P., a Delaware limited partnership ("Bain Partners V") is the sole general partner of Fund V and Fund V-B. Bain Capital Investors, LLC, a Delaware limited liability company ("Bain Investors"), is the sole general partner of Bain Partners V, and is the sole member of the management Committee of BCIP and BCIP Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 15, 2001, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act").

Under Fund V's and Fund V-B's partnership agreements, Fund V, Fund V-B, BCIP and BCIP Trust are generally required to make and dispose of securities of an issuer on the same terms and conditions and dispose of securities in the same proportions. Because of these relationships, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

  (b) The principal business address of each of Fund V, Fund V-B, Bain Partners V, Bain Investors, BCIP and BCIP Trust is Two Copley Place, Boston, Massachusetts 02116.

  (c) The principal business of each of Fund V and Fund V-B is that of an investment limited partnership. The principal business of Bain Partners V is that of general partner of Fund V and Fund V-B. The principal business of Bain Investors is that of general partner of Bain Partners V and certain other entities, and ultimate general partner of Fund V and Fund V-B. The principal business of BCIP is that of an investment general partnership. The principal business of BCIP Trust is that of an investment limited partnership.

  (d) None of the Reporting Persons, Bain Partners V and Bain Investors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) None of the Reporting Persons, Bain Partners V or Bain Investors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Each of the Reporting Persons, Bain Partners V and Bain Investors is organized under the laws of the State of Delaware.

Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

  (a) By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by the members of the group as a whole. As of the date hereof, the Reporting Persons collectively own an aggregate of 4,217,515 shares and presently exercisable warrants to purchase an additional 49,162 shares for a total of 4,266,677 shares and warrants, or approximately 8.9% of the outstanding shares based on 47,764,486 shares outstanding (the "Outstanding Shares") based on representations made in the Company's Quarterly Report for the quarter ending March 31, 2001 filed with the Commission on May 15, 2001. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares held by any other members of such group.

  (b) As of the date hereof, Fund V beneficially owns 858,849 shares and presently exercisable warrants to purchase an additional 11,421 shares for a total of 870,270 shares and warrants representing 1.8% of the Outstanding Shares. Fund V has sole voting and sole dispositive power with respect to such shares. As of the date hereof, Fund V-B beneficially owns 2,245,091 shares and presently exercisable warrants to purchase an additional 30,025 shares for a total of 2,275,116 shares and warrants representing 4.8% of the Outstanding Shares. Fund V-B has sole voting and sole dispositive power with respect to such shares. Fund V and Fund V-B act by and through their general partner, Bain Partners V. Bain Partners V acts by and through its general partner, Bain Investors.

Bain Partners V, as the sole general partner of Fund V and Fund V-B, may be deemed to share voting and dispositive power with respect to 3,103,940 shares and presently exercisable warrants to purchase an additional 41,446 shares for a total of 3,145,386 shares and warrants currently held by Fund V and Fund V-B, representing approximately 6.6% of the Outstanding Shares. The filing of this Statement by Fund V and Fund V-B shall not be construed as an admission that Bain Partners V is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V and Fund V-B.

As of the date hereof, BCIP beneficially owns 776,735 shares and presently exercisable warrants to purchase an additional 4,109 shares for a total of 780,844 shares and warrants representing 2% of the Outstanding Shares. BCIP has sole voting and sole dispositive power with respect to such shares. As of the date hereof, BCIP Trust beneficially owns 336,840 shares and presently exercisable warrants to purchase an additional 3,607 shares for a total of 340,447 shares and warrants representing .7% of the Outstanding Shares. BCIP Trust has sole voting and sole dispositive power with respect to such shares. BCIP and BCIP Trust act by and through their managment committees of which Bain Investors is the sole member.

Bain Investors, as the sole general partner of Bain Partners V, and as the sole member of the managment committees of BCIP and BCIP Trust, may be deemed to share voting and dispositive power with respect to 4,217,515 shares and presently exercisable warrants to purchase an additional 49,162 shares for a total of 4,266,677 shares currently held by Fund V, Fund V-B, BCIP and BCIP Trust, representing approximately 8.9% of the Outstanding Shares. The filing of this Statement by the Reporting Persons shall not be construed as an admission that Bain Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Reporting Persons.

  (c) After the close of business on May 15, 2001, the Reporting Persons distributed shares of the Company's Common Stock to partners. Each of Fund V and Fund V-B made a pro-rata in-kind distribution of 167,219 shares and 425,389 shares, respectively, of the Company's Common Stock to its limited partners. Additionally, each of Fund V and V-B made a pro-rata in-kind distribution of 37,331 shares and 107,259 shares, respectively, of the Company's Common Stock to their general partner, Bain Partners V, which in turn distributed the shares to its limited partners. Similarly, BCIP distributed 183,010 shares of Common Stock of the Company to its general partners and BCIP Trust distributed 79,792 shares of Common Stock of the Company to its limited partners.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

 I   Joint Filing Agreement dated May 15, 2001 by and between the Reporting
     Persons.

                                   SIGNATURES

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 15, 2001


                        BAIN CAPITAL FUND V, L.P.
                        BAIN CAPITAL FUND V-B, L.P.
                         By Bain Capital Partners V, L.P., their general partner
                          By Bain Capital Investors, LLC, its general partner


                        By /s/ Steve Pagliuca
                           -------------------------------
                           Managing Director


                        BCIP ASSOCIATES
                        BCIP TRUST ASSOCIATES, L.P.


                        By /s/ Steve Pagliuca
                           ------------------------------
                           Authorized Partner

                      AGREEMENT REGARDING THE JOINT FILING
                       OF AMENDMENT NO. 5 TO SCHEDULE 13D

The undersigned hereby agree as follows:

  (i)  Each of them is individually eligible to use the Amendment No. 5 to
Schedule 13D to which this Exhibit is attached, and the Amendment No. 5 to
Schedule 13D is filed on behalf of each of them; and

  (ii) Each of them is responsible for the timely filing of such Amendment No. 5 to Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: May 15, 2001

                        BAIN CAPITAL FUND V, L.P.
                        BAIN CAPITAL FUND V-B, L.P.
                         By Bain Capital Partners V, L.P., their general partner
                           By Bain Capital Investors, LLC, its general partner



                        By /s/ Steve Pagliuca
                           ------------------------------------
                           Managing Director


                        BCIP ASSOCIATES
                        BCIP TRUST ASSOCIATES, L.P.


                        By /s/ Steve Pagliuca
                           ------------------------------------
                           Authorized Partner